CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

May 23, 2012

Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Yida Holding, Co.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
and Documents Incorporated by Reference
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated May 22, 2012 regarding the above referenced filings (the “Comment Letter”). As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

Definitive Proxy Statement Incorporated by Reference Into Part III, Filed April 30, 2012

Director Compensation, page 7

1.
Please confirm that the amounts set forth in the Stock Awards and Options Awards columns of the director compensation table reflect the grant date fair values computed in accordance with FASB ASC Topic 718.  Refer to Item 402(r)(2)(iii) and (iv) of Regulation S-K.  In this regard, we note you report $36,500 under the stock awards column for Michael Marks; however, footnote (2) states that $36,500 was the amount recognized as compensation expense in 2011 for the grant of 20,000 shares.

ANSWER:
In response to the Staff’s comment, the Company hereby confirms that the amounts set forth in the Stock Awards and Option Awards columns of the director compensation table reflect the grant date fair values computed in accordance with FASB ASC Topic 718, for the awards that were vested.  As a result, since Mr. Michael Marks was entitled to only half of the 20,000 shares granted to him in 2011, only 50% or $36,500 of the total grant date value of the stock awards was recognized in 2011.  The other half of the stock awards will be fully earned by Mr. Michael Marks in the first half of 2012.

2.	Please explain your disclosure in the last sentence of footnote (2) to the director compensation table that “[t]he issuance of the 20,000 shares by the transfer agent has been in process.”

ANSWER:	On Page 7, we amended the last sentence of former footnote (2) and now footnote (3) to delete that sentence. The shares have now been issued by the transfer agent to Michael Marks.

3.
Please file as exhibits all management contracts and compensatory plans required to be filed pursuant to Item 601(b)(10) of Regulation S-K.  For example, file the non-qualified stock option agreement with Michael Marks dated June 10, 2010, the amendment to the stock option agreement dated March 17, 2011, and the independent director agreement dated June 10, 2011.

ANSWER:	In response to the Staff’s comment, all of these aforementioned agreements and contracts will be filed as exhibits to the 10-K.

Outstanding Equity Awards at Fiscal Year-End, page 11

4.	Please move the disclosure under this subsection into a footnote to the director compensation table. Refer to the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

ANSWER:	This disclosure on Page 11 was moved into footnote (2) beneath the director compensation table.

Nominees for the Board of Directors, page 15

5.
Please update Mr. Marks’ biographical information.  For example, you disclose that Mr. Marks is currently audit committee chairman and independent director of Jiangbo Pharmaceuticals, Inc.; however, a Form 8-K filed by Jiangbo Pharmaceuticals on June 7, 2011 discloses that Mr. Marks resigned as chairman of the audit committee and a member of the board of directors on June 6, 2011.

ANSWER:	On page 15, Mr. Marks’ biographical information has been updated.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Minhua Chen

China Yida Holding, Inc.
Name: Minhua Chen
Title: Chief Executive Officer